Filed pursuant to Rule 433
Registration Statement No. 333-158199-10
October 1, 2010

CREDIT SUISSE

Credit Suisse Merger Arbitrage Liquid Index (Net)

October 2010 **Bloomberg: CSLABMN Index<GO>**

Index Overview

- The Credit Suisse Merger Arbitrage Liquid Index (Net) (the "Index" or the "Merger Arbitrage Liquid Index") attempts to employ the merger arbitrage strategy by using a quantitative methodology to track a dynamic basket of securities held as long or short positions (the "Index Components") and cash weighted in accordance with the index rules to reflect publicly announced merger and acquisition transactions that meet certain qualifying conditions.
- The algorithm has been determined by an index committee taking into consideration quantitative research into systematic ways of achieving certain risk return profiles by using alternative investing techniques.
- The Index is calculated intraday and benefits from objective and transparent rules-based construction.

Merger Arbitrage Strategy

- Designed to capture the spread, if any, between the price at which the stock of a company, the target, trades after a proposed acquisition of such a target is announced, and the price which the acquiring company, the acquirer, has proposed to pay for the target.
- If the acquirer proposes to buy the target by exchanging its own stock for the stock of the target, the Index will generally reflect a long position in the stock of the target and a proportional short position in the stock of the acquirer. If the acquirer proposes to buy the target by exchanging only cash for the stock of the target, the Index will generally reflect a long position in the stock of the target and no position in the stock of the acquirer.
- Potential gains realized when deals are completed, and potential losses incurred when deals break.
- Generally associated with lower volatility than and low correlation to equity markets.

Index Performance (Including Hypothetical Performance)*
(October 1, 2005 – September 30, 2010)


40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
Sep-05
Sep-06
Sep-07
Sep-08
Sep-09
Sep-10

The above chart sets forth the hypothetical performance of the Index from September 2005 through December 2009 and actual historical performance of the Index from January 2010 through September 2010. Historical performance is not indicative of future performance. Credit Suisse Merger Arbitrage Liquid Index (Net) includes 0.50% p.a. of index calculation fees.

Performance Characteristics (Including Hypothetical Performance)*
(October 1, 2005 – September 30, 2010)

	Credit Suisse Merger Arbitrage Liquid Index (Net)
Annualized Return	6.54%
1 Month	1.92%
1 Year rolling	8.07%
3 Year rolling (Annualized)	1.63%
YTD	7.24%
Annualized Volatility	5.64%
Sharpe Ratio	0.76

Correlation Statistics
(Including Hypothetical Performance of the Index)*
(October 1, 2005 – September 30, 2010)

S&P 500® Index (TRI)	0.63
TOPIX Index®	0.58
Barclays Capital U.S. Aggregate Index (TRI)	0.29
MSCI Daily Total Return Net EAFE USD	0.69

***Past performance is not a guarantee or indicator of future results.**

Sources: Credit Suisse Alternative Capital, Inc. ("Credit Suisse"), Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse AG has not sought to independently verify information obtained from public and third party sources and makes no representations of warranties as to accuracy, completeness or reliability of such information. Indexes are unmanaged, assume reinvestment of dividends or interest and do not reflect the deduction of fees and expenses. Investors cannot invest directly in an index. **Past performance is not a guarantee or indicator of future results. Note: Sharpe ratio calculated using U.S. 90 day Treasury Bills.**

October 2010

Selected Risks

- While the Index Components of the Merger Arbitrage Liquid Index are generally liquid, the liquidity of your investment linked to the Index is dependent on the specific terms of your investment. Furthermore, even if there is a secondary market for your investment, it may not provide enough liquidity to allow you to trade or sell your investment easily or at a price advantageous to you.
- Publication of the Index began in January 2010. Therefore, the Index has very limited performance history, and no actual investment that allowed a tracking of the performance of the Index was possible before such time.
- The future performance of the Index cannot be predicted based on its historical performance.
- Investments linked to the Index are exposed to different fees which may negatively impact the return on such investments.
- The selected risk factors appearing above are not intended as a complete description of all risks associated with the Index or an investment in securities linked to the Index. There are additional risks inherent in an investment in the specific products or structure which may be linked to the Index. Please review the risk factors section in any applicable term sheet and product supplement, if applicable. A prospective investor should consult his/her investment, legal, tax, accounting and other advisors before deciding to invest in securities linked to the Index.

Index Yearly Average Factor Exposures (Including Hypothetical Exposures)

(October 1, 2005 – September 30, 2010)



160%
120%
80%
40%
0%
-40%
-80%
Weights (%)
100
80
60
40
20
-
(20)
(40)
(60)
(80)
(100)
# of Positions
2005
2006
2007
2008
2009
2010
Long Exposure
Short Exposure
Total Long Positions
Total Short Positions

The above chart shows the monthly factor exposures of the Credit Suisse Merger Arbitrage Liquid Index (Net) aggregated to an annual summary level. Dark blue bars represented above zero on the y-axis indicate aggregate long exposure in the portfolio and light blue bars below zero represent aggregate short exposure in the portfolio. The dark grey line represents the total amount of long positions in the portfolio and the light grey line represents the total amount of short positions in the portfolio.

Merger Arbitrage Liquid Index Model – The Index Methodology*

Liquidity Constraints	Narrow deal universe to include only North American and Western European merger and acquisition deals with the following liquidity features: – Target has market cap of > $500 M – Target has sufficient trading volume – Acquirer for stock and cash and stock deals is easy to borrow
Arbitrage Constraints	Apply systematic constraints intended to ensure deals have arbitrage potential: – Positive acquisition premium – Offer is for substantially all shares outstanding of target – Acquirer does not already own substantially all of the target's shares
Rebalancing	Incorporate rebalancing procedure and risk constraints: – Rebalancing occurs when an Index Component is added to the Index – Deals are asset weighted and capped – Leverage and short exposure are constrained – Turnover is controlled through rebalancing procedures

*The above Index Methodology is a brief summary of the rules governing the Index and exceptions to this summary may apply under certain defined circumstances. Please review the full description of the Index in the applicable term sheet.

For Additional Information

Americas	Effeson Hailemichael	+1 212 325 4285
	Griffin Wetmore	+1 212 538 8495
Email	ir.betastrategies@credit-suisse.com	
Website	www.credit-suisse.com/notes	

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable term sheet, the relevant product supplement if applicable, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable term sheet, relevant product supplement, if applicable, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Copyright 2010. Credit Suisse Group and/or its affiliates. All rights reserved.